Filed by Cumberland Resources Ltd. pursuant to Rule 425 under the

United States Securities Act of 1933, as amended

Subject Company: Cumberland Resources Ltd.

Commission File No.: 001-31969

Date: March 6, 2007

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Cumberland Resources Ltd. (“Cumberland”)
Suite 950, 505 Burrard Street,
Box 72, One Bentall Centre
Vancouver, BC  V7X 1M4

Item 2

Date of Material Change

February 14, 2007

Item 3

News Release

The news release, dated February 14, 2007, was released to the Toronto Stock Exchange (the “TSX”) and through various other approved public media and filed on SEDAR with the securities commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador.

Item 4

Summary of Material Change(s)

Cumberland has entered into a support agreement dated February 14, 2007, (the “Support Agreement”) with Agnico-Eagle Mines Ltd. (NYSE: AEM; TSX: AEM) (“Agnico-Eagle”) pursuant to which Agnico Eagle, through its wholly owned subsidiary, Agnico-Eagle Acquisition Corporation (and together with Agnico-Eagle, the “Offerors”) has agreed to make an all share exchange offer for all of the outstanding common shares of Cumberland (the “Cumberland Shares”), including any Cumberland Shares issued upon the exercise of any Cumberland convertible securities, not already owned by Agnico-Eagle (the “Offer”).

The Offerors have also entered into a lock-up agreement dated February 14, 2007, (the “Lock-up Agreement”) with certain directors and senior officers of Cumberland (collectively, the “Selling Shareholders”) pursuant to which the Selling Shareholders have agreed to tender their Cumberland Shares to the Offer.

Item 5

Full Description of Material Change

Cumberland has entered into the Support Agreement with the Offerors pursuant to which the Offerors have agreed to make an Offer to acquire all of the outstanding Cumberland Shares, including any Cumberland Shares issued upon the exercise of any outstanding Cumberland convertible securities, not already owned by Agnico-Eagle, on the basis of 0.185 of an Agnico-Eagle common share (an “Agnico-Eagle Share”) for each Cumberland Share.

The Offer represents a 28.8% premium to the closing price for the Cumberland Shares on February 13, 2007, being the day prior to the announcement of the Offerors’ intention to make the Offer, and a 23.7% premium to the TSX volume weighted average trading prices of the Agnico-Eagle Shares and the Cumberland Shares, based on the trailing 20 trading days prior to February 13, 2007.  The Offer values Cumberland at approximately Cdn$710 million based on approximately 80 million fully diluted Cumberland Shares outstanding as at February 13, 2007.

Following the receipt of a report and recommendation of Cumberland’s special committee of independent directors (the “Special Committee”), and after consultation with its legal and financial advisors, the Board of Directors of Cumberland has determined that the Offer is fair, from a financial point of view, and is in the best interests of shareholders of Cumberland and, accordingly, unanimously recommends that shareholders of Cumberland accept the Offer.  Genuity Capital Markets and Dundee Securities Corporation, financial advisors to Cumberland and the Special Committee, respectively, have also provided an opinion to the Cumberland Board of Directors and the Special Committee that the consideration to be received under the Offer is fair, from a financial point of view, to all shareholders of Cumberland (other than the Offerors).

The formal Offer and take-over documentation is expected to be mailed to the shareholders of Cumberland on or about March 9, 2007.  The Offer will be open for acceptance for a minimum of 35 days following the date of the mailing.  Completion of the Offer is subject to certain customary conditions including, but not limited to: absence of material adverse changes; acceptance of the Offer by Cumberland’s shareholders holding not less than 66 2/3% of the Cumberland Shares (on a fully diluted basis); and receipt of all requisite regulatory approvals.

Under the terms of the Support Agreement Cumberland has agreed to defer the separation time of the rights issued under Cumberland’s shareholder rights plan dated May 4, 2006 (the “Rights Plan”) in respect of the Offer and to waive effective immediately prior to the time when the Offeror first takes up Cumberland Shares under the Offer, the application of the Rights Plan to the Offer, and any Compulsory Acquisition or Subsequent Acquisition Transaction (as such terms are defined in the Support Agreement).

The Support Agreement contains certain “non-solicitation” provisions pursuant to which Cumberland has agreed that it and its subsidiaries will not, directly or indirectly, through any officer, director, employee, representative agent or otherwise: (i) make, solicit, assist, initiate, or encourage any inquiries from or submissions of proposals or offers from any other person, company, partnership or other business organization whatsoever (including any of its officers, employees, advisors, representatives or agents) relating to an Acquisition Proposal (as defined in the Support Agreement); (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing; (iii) withdraw the Cumberland Board of Directors' recommendation of the Offer or change such recommendation in a manner that has substantially the same effect as a withdrawal thereof; or approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (iv) approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal made by a third party after the date of the Support Agreement.

Under the terms of the Support Agreement the Board of Directors of Cumberland remains able to respond, in accordance with its fiduciary duties, to an Acquisition Proposal which meets certain conditions and which the Board of Directors determines (after consultation with its financial advisors and legal counsel) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a Superior Acquisition Proposal and the Board of Directors may withdraw its recommendation in certain circumstances.  The Offerors have the right to match any such offer made by a competing bidder.

Cumberland has agreed that promptly upon the purchase by the Offerors of such number of Cumberland Shares representing at least 50.1% of the outstanding Cumberland Shares and from time to time thereafter, the Offerors shall be entitled to designate such number of members of the Board of Directors of Cumberland, and any committees thereof, which would constitute a majority of the Board of Directors and any committee thereof as is proportionate to the percentage of the outstanding Cumberland Shares owned by the Offerors.

Cumberland has agreed that prior to the Effective Time (as defined below), Cumberland will, and will cause its subsidiaries to, conduct its and their respective businesses in the usual, ordinary and regular course or business and to cooperate with the Offerors with respect to decisions and expenditures in respect of the exploration, development and maintenance of their respective properties and assets, with the exception of those expenditures contemplated in the Support Agreement.  Cumberland also agreed not to undertake certain types of restricted activities nor permit its subsidiaries to do so.  In addition, Cumberland has agreed to use its reasonable best efforts to preserve intact its present business organization, assets and goodwill and to preserve intact its and its subsidiaries’ respective real property interests, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with Cumberland and its subsidiaries.

Cumberland must pay a cash termination fee to the Offerors in the amount of $21,000,000, representing approximately 3% of the aggregate value, as at February 13, 2007, of the consideration payable under the Offer in the event that the Offer is not completed upon the occurrence of certain events.  In addition, Cumberland will reimburse the Offerors for all reasonable costs and expenses incurred by the Offerors in connection with the Offer up to a maximum of $15 million should the Offer not be completed in certain circumstances.

The above description of the Support Agreement is a summary only.  Reference is made to the detailed terms of the Support Agreement a copy of which has been filed on SEDAR.

The Offeror has also entered into the Lock-up Agreement with the Selling Shareholders, who collectively own approximately 10.5% of the outstanding Cumberland Shares, after giving effect to the exercise of any Cumberland options held by the Selling Shareholders, pursuant to which the Selling Shareholders have agreed to tender their Cumberland Shares, to the Offer and to amend their Cumberland options so that they are exercisable for an adjusted number of Agnico-Eagle Shares instead of Cumberland Shares.

Agnico-Eagle currently owns 2,037,000, or 2.6%, of the outstanding Cumberland Shares on a fully diluted basis.

Cumberland has a 100% interest in the Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

Kerry Curtis, President & Chief Executive Officer

950 – 505 Burrard Street, Vancouver, BC V7X 1M4

Phone: 604-608-2557

Item 9

Date of Report

February 26, 2007

This material change report is neither an offer to purchase securities nor a solicitation of an offer to sell securities. If and when an offer is commenced, Agnico-Eagle will be required to file a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Cumberland will file a directors' circular with respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the related directors' circular, as well as any amendments and supplements to those documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Cumberland at Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, British Columbia, Canada V7X 1M4. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR AND RELATED DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER IF AND WHEN IT IS MADE.